January 7, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Technology Income Corp. – Registration Statement

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Technology Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 28, 2021, regarding the Company’s registration statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on October 6, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement on Form N-2, concurrently filed herewith.

Legal Comments

1.

Comment: In Appendix B, we note that the Company deleted the references to “accounts” managed by the Adviser. Please confirm that the Adviser does not manage any accounts with investment strategies that are substantially similar to the Company’s investment strategy.

Response: The Company advises the Staff that the Company’s previous adviser, Owl Rock Technology Advisors LLC, manages Owl Rock Technology Finance Corp., an account with investment strategies that are substantially similar to the Company’s investment strategy. The Company’s Adviser, Owl Rock Technology Advisors II LLC, manages Owl Rock Technology Finance Corp. II, an account with investment strategies that are substantially similar to the Company’s investment strategy. The Company has updated Appendix B to include Owl Rock Technology Finance Corp. and Owl Rock Technology Finance Corp. II as Similar Accounts.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

2.

Comment: In Appendix B, the Company states that “[c]urrently, Owl Rock Technology Finance Corp. is the only other fund managed by the Adviser.” Please modify this statement to provide that “currently, Owl Rock Technology Finance Corp. is the only fund or account managed by the Adviser that has an investment strategy that is substantially similar to the Company’s investment strategy.”

Response: The Company has modified this statement to reflect that Owl Rock Technology Finance Corp. and Owl Rock Technology Finance Corp. II are the only funds or accounts managed by the Adviser or its affiliates that have an investment strategy that is substantially similar to the Company’s investment strategy.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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